Note 5
New accounting pronouncement

As required, the fund has adopted the
provisions of the AICPA Audit and
Accounting Guide, Audits of Investment
Companies. This Guide requires that the
fund amortize premiums and accrete
discounts on all fixed-income securities, and classify as interest income gains and losses realized on paydowns on mortgage-backed securities. Prior to November 1, 2001, the fund did not accrete discounts for certain fixed-income securities and characterized as realized gains and losses paydowns on mortgage-backed securities.
Adopting these accounting principles
did not affect the funds net asset values, but did change the classification of certain amounts between interest income and realized and unrealized gain/loss in the fund Statement of operations. The adoption of this principle was not material to the financial statements.